Biotech Acquisition Company

545 West 25th Street, 20th Floor

New York, New York 10001

June 17, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dillon Hagius

Re:	Biotech Acquisition Company
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-263577

Ladies and Gentlemen:

On March 15, 2022, Biotech Acquisition Company, a Cayman Islands exempted company (the “Company”), filed a Registration Statement on Form S-4 (File No. 333-263577) (together with the exhibits, amendments and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission. The Registration Statement was declared effective on May 9, 2022. No securities have been issued or sold under the Registration Statement. Pursuant to Rule 477 under the Securities Act, the Company hereby withdraws the Registration Statement.

Please be advised that the solicitation of proxies with respect to an extraordinary general meeting of shareholders of the Company, referenced in the Registration Statement, has terminated.

Please feel free to contact Jonathan Deblinger, Esq., legal counsel to the Company, at 212-370-1300 if you have any questions. Thank you for your assistance with this matter.

Sincerely,

Biotech Acquisition Company

By:	/s/ Michael Shleifer
Michael Shleifer
Chief Executive Officer